90 Park Avenue

New York, NY 10016

212-210-9400 | Fax: 212-210-9444

Boong-Kyu (B.K.) Lee	Direct Dial: 212-905-9138	Email: bklee@alston.com

July 27, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Augustin

Re:	Chase Card Funding LLC

Chase Issuance Trust

Registration Statement on Form SF-3

Filed June 26, 2026

File Nos. 333-297079 and 333-297079-01

Dear Mr. Augustin:

In connection with the review of the above-referenced Registration Statement on Form SF-3 (the “Registration Statement”), we are pleased to transmit herewith through the EDGAR system for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on behalf of Chase Card Funding LLC (the “Registrant”), as depositor to Chase Issuance Trust (the “Issuing Entity”). We have reviewed your letter dated July 20, 2026 (the “Comment Letter”) providing comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement initially filed on June 26, 2026. The Registrant’s responses to the Staff’s comments are set forth below.

For your convenience, a copy of each Staff comment is included below in bold-face font, followed by the Registrant’s response.

The Registrant has reviewed this letter and has authorized us to provide the responses contained herein on its behalf.

Alston & Bird LLP	www.alston.com

Atlanta | Brussels | Century City | Charlotte | Chicago | Dallas | London | Los Angeles | New York | Raleigh | San Francisco | Silicon Valley | Washington, D.C.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

July 27, 2026

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor and any issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

RESPONSE

The Registrant confirms that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely in their Exchange Act reporting during the last twelve months with respect to asset-backed securities (“ABS”) involving the same asset class as the asset class underlying the transactions to be registered pursuant to the Registration Statement, as contemplated by General Instruction I.A.2 to Form SF-3.

Form of Prospectus Summary

Use of Proceeds, page 4

2.

We note your inclusion of a summary for your use of proceeds. Please revise your registration statement to also include a Use of Proceeds section in the main body of your form of prospectus. Refer to Item 4 of Form SF-3 and Item 504 of Regulation S-K.

RESPONSE

Your comment has been duly noted and the disclosure in the Registration Statement has been revised to include a Use of Proceeds section in the main body of the form of prospectus.

JPMorgan Chase Bank’s Credit Card Portfolio, page 58

3.

We note your disclosure here and elsewhere throughout the prospectus that the accounts that comprise the Master Trust Portfolio may contain delinquent receivables. Please confirm that, if delinquent assets are included in the pool at the time of the prospectus, the delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of notes under this form of prospectus. Refer to General Instruction I.B.1(e) of Form SF-3.

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Structured Finance

July 27, 2026

RESPONSE

General Instruction I.B.1.(e) to Form SF-3 provides that delinquent assets may not constitute 20% or more, as measured by dollar volume, of the asset pool as of a related measurement date. Instruction 1.b to Item 1101(c) of Regulation AB indicates that, in the case of master trusts, this “measurement date” is the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction. The Registrant confirms that, as of the date hereof, delinquent assets do not constitute, and in connection with each takedown, delinquent assets will not constitute, 20% or more, as measured by dollar volume, of the asset pool on the date as of which delinquency and loss information is presented in the final prospectus for the related ABS transaction.

*  *  *

The Registrant hopes the Staff will find the above responses and Amendment No. 1 filed through the EDGAR system responsive to its comments. If you have any questions concerning these responses, please do not hesitate to contact the undersigned by phone at 212-905-9138 or by email at bklee@alston.com.

Sincerely,

/s/ Boong-Kyu (B.K.) Lee
Boong-Kyu (B.K.) Lee

cc:	Arthur Sandel, United States Securities and Exchange Commission

Talia Butwin. Chase Card Funding LLC

Stephen B. Grant, JPMorgan Chase & Co.